EXHIBIT 14

CAPSTONE COMPANIES, INC. INSIDER TRADING POLICY

Dated: February 24, 2025

Contents

Section	Page #
Purpose	1
Covered Persons	1
Pre-Trading Confirmation	2
Insider Trading is Illegal	2
What is Prohibited	2
Black Out Periods	3
Permitted Trades	3
Consequences of Violations of the Policy	3
Rule 10b-5 Trading Plans	4

Purpose: This Insider Trading Policy (“Policy”) sets forth guidelines that should be followed by corporate officers, directors, and employees, as well as other “Insiders” (as defined in Section 1 below) in trading of securities issued by Capstone Companies, Inc., a Florida corporation, (“CAP”). Trading CAP securities by persons while possessing material non-public information or “MNPI” about CAP or other public company is illegal (See Section 3 below). This Policy is intended to foster timely, complete compliance with applicable federal and state laws and regulations by corporate insiders with respect to their trading of CAP’s securities. “Trading” means buying, selling, shorting, hedging or transactions in derivatives.

The securities of CAP are shares of Common Stock (quoted on the OTC Markets Group QB Venture Market), stock options and puts, securities that convert into shares of Common Stock and other derivative securities.

CAP has assigned a member of management to answer questions about, provide information about and issue notices under this Policy (“CAP Policy Officer”). The CAP Policy Officer is listed on this Policy as posted on the CAP corporate website. ~~His~~ CAP Policy Officer’s contact information is: Address: 144V 10 Fairway Drive, Suite 100, Deerfield Beach, Florida 33441; Telephone: (954) 570-8889, ext. 313; Email: [stated in Policy as posted on CAP corporate website at URL: https://capstonecompaniesinc.com/ (“CAP Website”)].

Questions? Contact the CAP Policy Officer or CAP’s current outside legal counsel for securities matters. The contact information for the CAP current outside legal counsel for securities matters is stated in this Policy as posted on the CAP Website

1. Covered Persons: This Policy applies to all officers, directors, and employees of CAP as well as independent contractors, agents and consultants/advisors who have a duty of confidentiality or a fiduciary duty owed to CAP. The foregoing persons are referred to individually as an “Insider” and collectively as “Insiders” below.

This Policy also applies to:

(a) an Insider’s family members who reside with or are financially dependent on the Insider, and

(b) Trusts, partnerships, limited liability companies.

Insiders are responsible for ensuring that the persons and entities listed above (referred to as “Affiliates” below) comply with this Policy and Insiders are also responsible for ensuring that Affiliates do not have material non-public information (See Section 3 below for definition of “material non-public information).

2. Pre-Trading Confirmation. BEFORE TRADING IN CAP SECURITIES, CAP OFFICERS, DIRECTORS AND EMPLOYEES SHOULD CONTACT THE CAP POLICY OFFICER TO ENSURE THAT THERE IS NO IMPEDIMENT TO TRADING BASED ON THE PRESENCE OF MATERIAL NON-PUBLIC INFORMATION OR A PENDING TRADING “BLACK OUT PERIOD” (SEE SECTION 4 BELOW). INSIDERS ARE SOLELY RESPONSIBLE AND LIABLE FOR THE TIMELY FILING AND CONTENTS OF THEIR FILINGS AND FOR THEIR TRADING ACTIVITY IN CAP SECURITIES. NEITHER THIS POLICY NOR ANY OF ITS PROVISIONS AUTHORIZES OR EMPOWERS CAP TO PROHIBIT TRADING BY INSIDERS OR CONSTITUTES CAP ASSUMING ANY RESPONSIBILITY FOR THE FILING OF ANY FILINGS BY INSIDERS OR FOR THE CONTENTS OF ANY FILING BY AN INSIDER.

3. Insider Trading is Illegal. Trading securities while in possession of material non-public information about a public company is a violation of federal and state laws and can result in large fines, monetary damages and prison.

Definition. “Material non-public information” or “MNPI” is information that a reasonable person would consider important in deciding about buying, selling or conducting transactions, like options or puts, in the securities of a public company and the information has not been publicly announced by the company issuing the securities in question. For CAP, information should be considered “non-public” for five (5) trading days after being publicly announced or distributed by CAP to the public.

“Materiality” is different for different companies. Information that is not material to CAP may be material to another company. Generally, knowledge about any private negotiations or unannounced agreements between a company and a third party about a merger, acquisition, asset sale or purchase, stock issuance or funding of any significance is MNPI.

The circulation of reports or rumors, even if accurate and reported in Social Media or the general media, is not considered a corporate public announcement of MNPI.

NOTE: Officers, directors and employees should not comment about, discuss, or make a public announcement about CAP securities, or business or financial affairs, on Social Media, in blogs, by postings on a website – other than a factual statement about the person’s position with CAP and ownership of CAP securities. Public statements about CAP securities and CAP’s business and financial condition should only be made by CAP’s authorized officer or director. Further, it is a violation of CAP policy to encourage others to tout or encourage an investment in CAP securities, especially in a public forum or media.

Regulators/Surveillance. The U.S. Securities and Exchange Commission (“SEC”) uses advanced trading surveillance to identify suspect or unusual trading in securities, which surveillance uncovers even minor trades in securities of public companies. This surveillance covers securities traded on national securities exchanges as well as quotation systems like OTC QB and QX. The SEC, which handles civil violations, and U.S. Department of Justice (“DOJ”), which handles criminal violations, are diligent and focused on punishing illegal trading of securities.

Even minor insider trading violations are subject to being monitored, aggressively investigated, and prosecuted by the SEC and DOJ. The SEC and DOJ are experts at locating suspect trades in securities made by non-insiders and then tracking these trades to insiders using the non-insiders to engage in illegal insider trading. The SEC and DOJ cooperate closely in investigating illegal insider trading and share results of investigations with appropriate federal agencies – like the Internal Revenue Service.

4. What is Prohibited. Insiders and Affiliates possessing MNPI may not do any of the following:

(a) Trade CAP securities while in possession of MNPI. This ban includes conducting transactions in options, puts, or derivate securities, or engaging in shorting or hedging.

(b) Trade CAP securities during any “Black Out Periods”. See Section 6 below. “Black Out periods” are periods where CAP provides notice that Insiders may not trade in CAP securities. Typically, these are periods where MNPI is being distributed among or is known by CAP management members.

(c) Provide MNPI to Others – “Tipping”. Never provide MNPI to others. “Tipping” is providing MNPI to others with the recommendation to trade in CAP securities or with the knowledge that the recipient is likely to trade in CAP securities and the Insider and recipient are aware of the “tip” containing MNPI. The person making the tip of MNPI, the “tipper”, and the recipient of the tip, the “tippee”, can be liable for illegal insider trading.

(d) No Trading on MNPI about Other Companies. Never trade on the securities of another company when aware of MNPI about that company, which ban includes tipping others about the other company’s MNPI.

(e) No Shadow Trading. “Shadow trading” is when a person material non-public information (MNPI) regarding one company and, realizing that the MNPI will affect another company’s stock, capitalizes on the MNPI to trade securities in another company. In the first case involving shadow trading, an insider of company A, had MNPI about company A (a proposed merger) and, based on conclusion that the public announcement of the merger would impact the market for company B stock, the insider of company A conducted transactions in company B stock prior to the public announcement of the merger by company A. The SEC has prevailed in court on enforcement for shadow trading, which is a recent new enforcement development and an indication of how aggressive the SEC is as a regulator.

(f) No Short Sales, Hedging or Trading in Derivatives. Short sales, transactions that hedge, or are designed to hedge, any decrease in the value of CAP securities, and transactions in derivatives of CAP securities, are always prohibited. Subject transactions include equity swaps, collars, options, warrants, puts, calls, or similar instruments involving CAP securities.

(g) No Pledge of CAP Common Stock. CAP directors and officers may not pledge shares of CAP Common Stock as collateral.

5. Black Out Periods. CAP has established the following pre-set Black Out Periods (based on a fiscal year ending December 31st) in addition to ad hoc Black Out Periods:

(a) Quarterly Black Out Periods. Insiders may not trade in CAP securities during the period beginning on the fifteenth (15th) day of the last month of each fiscal quarter and ending five trading days after the public announcement of CAP’s financial results to the public (typically, by a CAP SEC filing or nationally distributed press release).

(b) Event-Specific Black Outs. From time to time, CAP Policy Officer may notice Insiders about an ad hoc Black Out Period due to presence of MNPI or a pending public announcement of MNPI (often MNPI that will be reported in a Form 8-K), or due to some public announcement or event that may impact the public market for CAP securities. The existence of an event-specific Black Out Period will not be announced, except to Insiders who are aware of the reason for the Black Out Period. Any Insider made aware of the existence of an event-specific Black Out Period should not disclose the existence of the Black Out Period to any other person.

REMINDER: EVEN IF A BLACK OUT PERIOD IS NOT IN EFFECT, AT NO TIME MAY ANY INSIDER TRADE IN CAP SECURITIES IF THE INSIDER IS AWARE OF MATERIAL NON-PUBLIC INFORMATION ABOUT CAP.

6. Permitted Trades. The following trades or transactions in CAP securities are not governed by this Policy, but Insiders who are CAP officers, directors or employees must still follow the pre-clearance process in Section 2 above.

(a) Trades conducted by broker under an established CAP Rule 10b5-1 Plan under the Securities Exchange Act of 1934 (See Section 8 below). There are no CAP Rule 10b5-1 Plans as of the date of this Policy.

(b) Bona fide gifts for estate planning purposes, including gifts to a trust, family limited partnership, charitable foundation or similar entity, as long as Insider or members of Insider’s immediate family remain the sole beneficiaries of the transferred CAP securities shares and the terms of the transfer ensure that the CAP securities remain subject to the same restrictions that apply to Insiders under this Policy, EXCEPT no bona fide gifts shall be made during any Black Out Periods. Further, “bona fide gift” does not include gifts in return for or as consideration for services or benefits to grantor.

(c) Vesting of Restricted Stock Units under any CAP Equity Incentive Plan,

7. Consequences of Violations of the Policy. CAP officers, directors and employees who violate this Policy may be subject to termination of employment or appointment and repayment of equity awards. All Insiders who engage in illegal insider trading or tipping can be liable for substantial criminal and civil penalties.

8. Rule 10b5-1 Trading Plans. Subject to conditions listed below, CAP permits officers and directors to enter Rule 10b5-1 trading plans. These plans are written trading plans that must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to a broker-dealer or other an independent third party. If properly used, these trading plans that comply with Rule 10b5-1 provide an affirmative defense to insider trading liability. The form of each Rule 10b5-1 trading plan must be reviewed and approved by the CAP Policy Officer after consulting with CAP legal counsel.

Under a properly executed trade through a Rule 1b5-1 trading plan, the trades are not subject to the prohibition on trading while in possession of inside information and are exempt from the no trading period restrictions.

Conditions to Trading through a Rule 10b5-1 Plan:

(a) Rule 10b5-1 Plan is approved by CAP in advance of any trading.

(b) Rule 10b5-1 Plan is not being used engage in illegal trading of CAP securities.

(c) Rule 10b5-1 Plan is established when Insider is not aware of any MNPI.

(d) Rule 10b5-1 Plan trading is done by a formula or established instructions without any deviation or alteration by Insider and Insider does not engage in any hedging transactions for CAP securities.

(e) Rule 10b5-1 Plan includes makes a representation that the Insider is not aware of any material nonpublic information about CAP or its securities; and is not being adopted in good faith and not as part of a plan or scheme to evade Rule 10b-5/Section 10(b) of the Securities Exchange Act of 1934.

ADOPTED AND APPROVED BY CAP BOARD OF DIRECTORS ON FEBRUARY 24, 2025.

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